Exhibit 99.2

LILIUM N.V.

Some of the statements below constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed under “Risk Factors” in our SEC filings.

Overview

Lilium N.V. (the “Company,” “we,” “us,” “our” and similar terms) is a next-generation aviation company. We are focused on developing an electric vertical take-off and landing (“eVTOL”) aircraft for use in a new type of high-speed air transport system for people and goods — one that would (i) offer increased connectivity for communities around the world as well as generate time savings to travelers, (ii) be easily accessible from areas designed specifically for eVTOL aircraft to take off and land (“Vertiports”) close to homes and workplaces, (iii) be affordable for a large part of the population, and (iv) be more environmentally sustainable than current regional air transportation.

The products we are developing are fully electric jet aircraft that can take off and land vertically with low noise. Our objective is for the Lilium Jet to be the basis for sustainable, high-speed regional air mobility (“RAM”) networks, which refers to networks that will connect communities and locales within a region directly with one another. We believe such networks will require less infrastructure than traditional airports or railway lines and a fully electric jet aircraft would produce minimal operating emissions. We expect our Lilium Jets will generate zero operating emissions during flight. A single trip might save hours for a traveler; in aggregate, these networks could save our societies millions of travel hours — and significant carbon emissions — each year.

Currently, our development efforts are focused on finalizing the detailed design for the Lilium Jet, the ongoing certification process for the Lilium Jet with the European Union Aviation Safety Agency and the U.S. Federal Aviation Administration, focusing on quality, compliant and on time deliveries from our suppliers, and building out our manufacturing capacity. We plan to rely on two business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings primarily with our four-seater Lilium Jet aircraft through private or fractional ownership sales along with related aftermarket services. Second, we plan to provide a turnkey enterprise solution by selling fleets of four- and six-seater Lilium Jet models, and related aftermarket services, directly to aircraft operators and other commercial customers.

The new and developing eVTOL aircraft market has been made possible by a convergence of innovation across battery technology, lightweight materials, sensors, and computing power and propulsion technology. As of 2021, Morgan Stanley has projected that the eVTOL aircraft market could represent $255 billion (in the base case) in revenues by 2035 and $1.0 trillion (in the base case) by 2040. Morgan Stanley further projects that the eVTOL aircraft market could represent almost $4.5 trillion (in the bull case) in revenues by 2040. We estimate that by 2035 there will be 42,000 eVTOL aircraft in operation globally, based upon, among other factors, industry publications and related projections, historical growth rates of the automotive, aviation and rail transportation segments, the proportions of the foregoing segments that involve trips of less than 250 km and other market research we have performed. By 2035, we estimate the total global demand for eVTOL aircraft could be in the range of 5,000 to 10,000 aircraft annually.

The Lilium Jet architecture is based on our proprietary Ducted Electric Vectored Thrust (“DEVT”) technology, which has been developed and rigorously tested over the last several years. While the majority of our eVTOL competitors leverage open rotor engines, which are based on unducted, counter rotating propeller blades that can have a higher noise profile, DEVT consists of quiet electric turbofans mounted within a cylindrical duct. DEVT offers a number of fundamental advantages over open propeller eVTOL architectures, including higher payload potential, better efficiency, lower operating cost, superior safety, the highest market acceptance and penetration for ducted fans in commercial aviation and potential scalability to larger aircraft in the future.

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties and government sources, including through active ongoing negotiations and discussions with third parties of contracts for the delivery of Lilium Jets providing for pre-delivery payments. Such opportunities could also include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A ordinary shares, nominal value €0.01 per share (the “Class A Shares”), and other securities.

Our Lilium Jet

The Lilium Jet is designed to meet the requirements of high-speed regional air mobility. We have developed a next-generation aircraft architecture based on the combination of DEVT with a fixed-wing aircraft configuration. Our unmanned technology demonstrators, Phoenix 2 and 3, have performed a significant number of aircraft tests, which demonstrate the performance benefits of our DEVT technology. The Lilium Jet will be a piloted aircraft designed from the ground up using the same underlying technologies as the Phoenix demonstrators and optimized for speed, range, passenger comfort, low noise, safety, zero operating emissions and simplicity. Due to the architectural resemblance, we believe many performance parameters of the serial, conforming aircraft can be predicted from the Phoenix demonstrators. We are designing the Lilium Jet in accordance with the strictest aerospace standards and guidelines established by the relevant regulatory authorities and consistent with leading original equipment manufacturers’ (“OEMs”) commercial aerospace programs. The cabin configuration we launch at entry-into-service will be determined by final customer needs, regulatory requirements and the performance characteristics of the certified aircraft. However, we expect our aircraft architecture will ultimately allow for: (i) a premium four-passenger “club cabin” configuration, (ii) a six-passenger shuttle cabin configuration, (iii) an air ambulance configuration, and (iv) a cargo cabin configuration.

In the second quarter of 2022, Phoenix 2 achieved an industry first for an electric jet aircraft, performing full transition from hover to wing-borne flight on both the main and canard wings at an airspeed of approximately 100 kts at our test facility in Atlas, Spain. Transition represents the technically challenging phase for eVTOL aircraft between powered vertical lift and the highly efficient wing-borne lift. In December 2022, Phoenix 2 achieved a new top speed of 222 kilometers per hour, performing transition in straight and level flight conditions. In March 2023, Phoenix 2 reached its intended maximum cruise speed of 136 knots (250 kilometers per hour) during a test flight. An additional demonstrator aircraft, Phoenix 3, arrived at our test facility in Atlas, Spain and began supporting flight testing activities in the second quarter of 2023.

Based on current development status, we are targeting for the Lilium Jet to achieve a cruise speed of 250 kilometers per hour (assuming flight at 10,000 feet), a physical aircraft range of 250 kilometers (including reserves) and an operating range at full payload (excluding reserves) of 175 kilometers. We expect this range could continue to improve as battery performance improves over time, and based on our current estimates and analyses, we project that the operating range of the Lilium Jet could increase to 275 kilometers by 2030, 400 kilometers by 2035 and 480 kilometers by 2040.

Our ultimate goal is to achieve annual production capacity of up to approximately 400 Lilium Jets at our headquarters facility. To keep the initial investment low and production flexible, we plan to use a balanced approach of adequate automation and manual assembly for high volume operations and aircraft production. This includes employing a digital planning and execution approach throughout the internal production lifecycle, utilizing, to the highest extent where possible, electric-powered machinery and equipment.

Cash Spend and Cash-on-Hand

Adjusted cash spend (excluding fundraising and related fees, and other non-operational cash flows) in the first quarter of 2024 was approximately €94.7 million, in line with the budget plan of €170-180 million for the first half of 2024. During the first quarter of 2024 we met our budget target and timelines related to our aircraft development program.

As of March 31, 2024, we had approximately $110 million of cash and cash equivalents and certain other financial assets (calculated based on a one euro to 1.08 U.S. dollar exchange rate as of May 14, 2024 and excluding investment in equity instruments). We remain focused on cost containment, while accelerating those activities that are essential to achieving key milestones, in particular, the first manned flight of the Lilium Jet targeted to occur in late 2024.

On May 23, 2024, the Company announced that it had launched an underwritten offering (the “Public Offering”) of the Company’s Class A Shares and accompanying warrants to purchase Class A Shares, as well as a concurrent private placement (the “PIPE”) of Class A Shares for $1.05 per Class A Share and warrants to purchase Class A Shares at an exercise price of $1.50 per Class A Share (the “PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities”).

Additionally, the Company agreed to issue to Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), (i) a pro rata warrant to purchase Class A Shares at an exercise price of $1.05 per share (the “Aceville Pre-Funded Warrant”), and Aceville has agreed to partially prepay a portion of the total exercise price of the Aceville Pre-Funded Warrant, and (ii) an accompanying PIPE Warrant to purchase Class A Shares (the “Aceville PIPE Warrant” and, together with the Aceville Pre-Funded Warrant, the “Aceville Warrants”), subject to satisfaction of customary closing conditions and the receipt of shareholder approval for an increase in our authorized share capital. The number of PIPE Securities and Aceville Warrants issued to Aceville will be reduced or increased at its closing such that, after giving effect to the Public Offering and the PIPE, the amount of Class A Shares then owned by Aceville and its affiliates equals 19.8% for voting purposes and an amount pro rata of the outstanding Class A Shares on a fully diluted basis. Unless otherwise indicated, the information in the registration statement does not reflect any such adjustment.

We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the Lilium Jet targeted to occur in late 2024, following which we anticipate substantial pre-delivery payments that we have included and intend to continue to include in our binding contracts to become available for our use towards the significant additional costs of securing type certification of the Lilium Jet. The receipt of pre-delivery payments to fund manufacturing activity is standard practice in the aerospace industry. Nevertheless, our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are out of our control. Overall, we intend to prioritize non-dilutive funding (i.e., public loans, PDPs, grants) for our remaining funding to the extent such funding is available to us on acceptable terms.

Additionally, as stated above, our targeted financing sources include strategic partners, business counterparties, government sources and private investors. We continue to evaluate capital raising and strategic opportunities from these sources, including through active ongoing negotiations and discussions with third parties of contracts for the delivery of Lilium Jets providing for pre-delivery payments. For example, on May 6, 2024, we announced that we signed an agreement with advanced aviation operator UrbanLink to purchase and operate Lilium Jets in South Florida. The agreement provides for the purchase of 20 Lilium Jets, with an option to purchase 20 additional Lilium Jets, and includes scheduled pre-delivery payments. Any such potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities. See “Risk Factors — Our business plans require a significant amount of capital. Additionally, our future capital needs may require us to sell additional equity or debt securities that may adversely affect the market price of our listed securities and dilute our shareholders or introduce covenants that may restrict our operations” herein and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Financial Position — We may not be able to develop or deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding MOUs or term sheets or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future, or prospective customers subject to binding contractual agreements may elect to cancel orders if permitted pursuant to the underlying agreement, which may lead to reputational harm, reduced revenues or cash payments or other forms of contractual penalties (in the case of non-compliance with contractual undertakings) and, as a result, adversely affect our business, financial condition and results of operations” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 15, 2024, for more information.

Corporate Information

We were incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the name Qell DutchCo B.V. on March 11, 2021, solely for the purpose of effectuating the business combination pursuant to the business combination agreement, dated March 30, 2021, as amended (the “Business Combination”), by and among Lilium GmbH, Queen Cayman Merger LLC, Qell Acquisition Corp. and Lilium. Prior to the Business Combination, Qell DutchCo B.V. did not conduct any material activities other than those incidental to its formation and certain matters related to the Business Combination, such as the making of certain required securities law filings. Our name was changed from Qell DutchCo B.V. to Lilium B.V. on April 8, 2021. In connection with the closing of the Business Combination on September 10, 2021, we converted into a Dutch public limited liability company (naamloze vennootschap) as Lilium N.V.

We are registered in the Commercial Register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82165874. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands and the mailing and business address of our principal executive office is Galileostraße 335, 82131 Gauting, Germany. On February 1, 2024, the address, but not the physical location, of our principal executive office changed from Claude-Dornier Straße 1, Bldg. 335, 82234, Wessling, Germany to Galileostraße 335, 82131 Gauting, Germany. Our telephone number is +49 160 9704 6857.

We maintain a website at www.lilium.com, where we regularly post copies of our press releases as well as additional information about us. From time to time, we may also use our website for disclosure of material information about our business and operations. We have included our website as an inactive textual reference only. Our filings with the SEC are available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website is not a part of, nor incorporated by reference into, our filings with the SEC and should not be relied upon.

Risk Factors

Future sales, conversions, or exercises by existing securityholders or future offerings of securities by us may cause dilution to our existing shareholders and cause the market price of our securities to fall.

If we or our shareholders, including our executive officers, directors and their affiliates, sell substantial amounts of Class A Shares in the public market, including Class A Shares issuable upon the exercise of outstanding warrants, warrants to be issued in the PIPE, the Aceville Warrants and the warrants offered in the Public Offering, or if the market perceives that such issuances or sales may occur, the market price of our Class A Shares and our publicly listed warrants (the “Public Warrants”) could fall, and it may become more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. A substantial number of Class A Shares are reserved for issuance upon the exercise of stock options, upon settlement of vested restricted stock units, upon conversion of the issued and outstanding Class B ordinary shares, nominal value of €0.36 per share (the “Class B Shares”), and upon exercise of the Company’s issued and outstanding warrants as of the date hereof, and a substantial number of Class A Shares will be reserved for issuance upon the exercise of the warrants to be issued in the PIPE and the warrants offered in the Public Offering. These issuances could depress the market price of our Class A Shares and Public Warrants and would result in increased dilution to existing shareholders. In connection with the Public Offering, we and our executive officers and directors have agreed, subject to certain exceptions, not to sell or transfer any Class A Shares and certain related securities for a period of 60 days after May 23, 2024 without the prior written consent of the underwriter. The Class A Shares and accompanying warrants to be issued in the PIPE will be subject to a 10-day lockup.

In addition, exercises of significant amounts of options or the settlement of significant amounts of equity awards at one time, including any related sales of Class A Shares as a result of sell-to-cover transactions effected to address any associated tax liabilities or any discretionary sales by the holders, could also reduce the market price of our Class A Shares.

Additionally, vested stock options under our employee stock option program implemented by Lilium GmbH in 2017 generally will be required to be exercised only during certain exercise windows during each quarter (with the exact dates during each quarter to be determined by us). If there are significant exercises of options or settlement of equity awards in a limited period of time, such issuances would be dilutive to existing holders of outstanding shares. Further, significant sales of Class A Shares at one time as a result of associated sell-to-cover transactions or discretionary sales effected in connection with such exercises or settlement, for example as occurred on March 14, 2022, when a substantial volume of Class A Shares were sold in a short period of time, including to cover holders’ tax obligations associated with the exercise and/or settlement of certain options and restricted stock units, may result in trading volatility and reduce the market price of our Class A Shares and Public Warrants.

The likelihood that holders will exercise warrants is generally dependent upon the market price of our Class A Shares. Holders of warrants are more likely to exercise their warrants when the exercise price per share is less than the trading price for a Class A Share.

Additionally, in certain circumstances, the exercise price of the warrants offered in the Public Offering will be reduced. For example, in the event we engage in certain transactions that result in us issuing equity at an effective price per share that is less than $1.00, then simultaneously with the consummation of each such transaction the per share exercise price of the warrants will be proportionately reduced by the same proportion by which the effective price per share triggering the adjustment is less than $1.00 (e.g., if the triggering effective price per share is $0.80, then the then existing exercise price of the warrants will be reduced by 20%), subject to exceptions specified in the warrant agreement. This change in the exercise price of the Warrants will likely cause the market price of our securities to fall. Additionally, in the event the Company engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the exercise price and the number of Class A Shares underlying the then-outstanding warrants, including the warrants offered in the Public Offering, the warrants to be issued in the PIPE and the Aceville Warrants, will be proportionately increased or decreased.

We are currently seeking shareholder approval to increase the number of Class A Shares authorized for issuance at the General Meeting scheduled for May 30, 2024. We intend to schedule an additional General Meeting of our shareholders in June 2024 to seek shareholder approval for an increase in our authorized share capital in order to reserve Class A Shares issuable upon exercise of the PIPE warrants. In the future, we may seek shareholder approval to further increase the number of Class A Shares authorized for issuance to enable, among other things, the possible issuance of additional Class A Shares in connection with any other capital raising activities. There can be no assurance that our board of directors will seek or receive, if sought, the requisite authorization at a General Meeting to issue additional Class A Shares, or authorization to issue a sufficient amount of Class A Shares as may be necessary to finance our operations in the future.

Our business plans require a significant amount of capital. Additionally, our future capital needs will require us to sell additional equity or debt securities that may adversely affect the market price of our listed securities and dilute our shareholders or introduce covenants that may restrict our operations.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the Lilium Jet targeted to occur in late 2024, following which we anticipate substantial pre-delivery payments that we have included and intend to continue to include in our binding contracts to become available for our use towards the significant additional costs of securing type certification of the Lilium Jet. However, in some cases our ability to access and use pre-delivery payments to fund our operations may be contingent upon the achievement of certain regulatory and/or liquidity milestones. Our anticipated receipt of substantial pre-delivery payments, and our ability to access and utilize such upon receipt to fund operations, is subject to several risks and uncertainties, many of which are out of our control.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our products and services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our products and services and such demand may never develop. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We will require additional equity or debt financing or government grants or subsidies to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor and customer acceptance of our industry and business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business, both of which could mean that we would be forced to curtail or discontinue our operations.

We may also seek to raise additional capital through the issuance of additional Class A Shares or debt securities with conversion rights (such as convertible bonds and option rights). An issuance of additional Class A Shares or debt securities with conversion rights will cause dilution to your investment and could potentially reduce the market price of our securities, and we currently cannot predict the amounts and terms of such future offerings. See “Cash Spend and Cash-on-Hand” above.

Additionally, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility or other debt financing. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. The sale of additional equity or equity-linked securities could dilute our shareholders.

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities.

Additional dilution may arise from the acquisition of, or investments in, companies in exchange, fully or in part, for newly issued shares, options granted to our business partners or from the exercise of stock options by our employees in the context of existing or future share option programs or the issuance of shares to employees in the context of existing or future employee participation programs.

We may not be able to develop or deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding memoranda of understanding (“MOUs”) or term sheets or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future, or prospective customers subject to binding contractual agreements may elect to cancel orders if permitted pursuant to the underlying agreement, which may lead to reputational harm, reduced revenues or cash payments or other forms of contractual penalties (in the case of non-compliance with contractual undertakings) and, as a result, adversely affect our business, financial condition and results of operations.

Although the Lilium Jet remains under development, we have commenced the process of discussing contracts and entering into non-binding MOUs and term sheets and binding agreements with prospective customers, as well as non-binding and binding agreements and arrangements with suppliers, regarding the production, sale and commercialization of the Lilium Jet. Although MOUs and term sheets are non-binding, they may contain anticipated design specifications and timelines for delivery of Lilium Jets to be covered by the definitive agreements entered into pursuant to such MOUs or term sheets. Our binding contracts to sell Lilium Jets may provide for anticipated design specifications, minimum guaranteed flight performance, certain customization and configuration options and delivery timelines. These binding contracts may also generally provide for our receipt of pre-delivery payments upon the occurrence of various milestones if achieved by Lilium, including the first manned flight of a Lilium Jet and achievement of European Union Aviation Safety Agency (“EASA”) type certification. If we are unable to deliver the Lilium Jets under contract within the timeframes required or at all, in conformity with customers’ configuration specifications or in compliance with minimum guaranteed flight performance, we may be required to reduce the purchase price of the subject aircraft, we may be unable to collect such pre-delivery payments or may need to return pre-delivery payments we have received (in some cases, such as in the case of significant delivery delays, with interest). In addition, in some cases our binding agreements provide for Lilium Jets to be delivered in batches, with the purchaser having the discretion to confirm or cancel a batch at specified intervals ahead of pre-delivery payment obligations taking effect.

Given that the Lilium Jet remains under development and subject to certification by applicable regulators for commercial use, there can be no assurance that the Lilium Jets when certified, if at all, and delivered to customers will meet the specifications prescribed by these binding agreements or that our customers ordering in batches pursuant to binding agreements will confirm or not cancel their order as may be permitted, make pre-delivery payments with respect to, and ultimately take delivery of all of the Lilium Jets underlying their agreement.

Additionally, in our agreements with customers, or in connection with our arrangements with suppliers, we may commit to certain design specifications and parameters for the Lilium Jet that will be binding on us. If we are not able to deliver Lilium Jets or commit to delivery of Lilium Jets on the timelines or with the specifications identified in such binding contractual agreements we have entered into or may enter into in the future, we may be subject to contractual penalties or liabilities associated with such delays or altered specifications, including order cancellations, price reductions or required return of pre-delivery payments.

In the case of MOUs or term sheets, we may not be able to enter into definitive agreements for such arrangements acceptable to our counterparties on the terms contemplated by the MOUs or term sheets or at all. Additionally, any failure to meet any binding or anticipated contractual commitments relating to the Lilium Jet that we have entered into or may enter into in the future may lead to reputational harm, as well as a reduction in the revenues or cash payments that we anticipate receiving from such relationships. As a result, any such occurrences could have a material adverse effect on our business, financial condition and results of operations.

Our largest shareholders, in part due to our dual class structure, have significant influence in our Company.

Our four largest shareholders currently control nearly 50% of the total voting power of the Company. Class B Shares have three times as many votes per share as Class A Shares. Daniel Wiegand, our Co-Founder and Chief Engineer for Innovation and Future Programs, holds all of the issued and outstanding Class B Shares and controls approximately 12% of the total voting power of the Company. Aceville and its affiliates currently own approximately 21% of our outstanding Class A Shares (which represents approximately 19% of the total voting power of the Company). Lumen Investments Ltd., LGT Global Invest Ltd and Lightrock Growth Fund I S.A. (collectively, “LGT/Lightrock”) collectively own approximately 11% of our outstanding Class A Shares (which represents approximately 10% of the total voting power of the Company). Atomico IV L.P. and Atomico IV (Guernsey) L.P. (collectively, the “Atomico Entities”) currently own approximately 8% of our outstanding Class A Shares (which represents approximately 7)% of the total voting power of the Company). Such calculations are based on the number of Class A Shares and Class B Shares outstanding on May 14, 2024, and do not take into account any exercise of warrants to purchase Class A Shares held by Aceville and its affiliates, LGT/Lightrock or their affiliates. Our largest shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

Shareholders with greater than 10% voting power in the Company, such as certain of the aforementioned shareholders, are able to call a special meeting of shareholders to propose matters for shareholder approval such as the removal or election of directors or amendments to our organization documents. Our largest shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. For more information about our dual class structure, see Exhibit 2.1 attached to our Annual Report on Form 20-F.

Related Party Transactions

In connection with the PIPE, a number of investors, including Niklas Zennström and Barry Engle, two of our non-executive directors, and Aceville, an existing shareholder of the Company, agreed to purchase Class A Shares and warrants to purchase Class A Shares.